Mail Stop 7010
      June 23, 2006


via U.S. Mail

Mr. Randy Moeder
President and Chief Executive Officer
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

      Re:	Hiland Holdings GP, LP
      	Form S-1
      	Filed May 26, 2006
      	File No. 333-134491

Dear Mr. Moeder:

      We have reviewed your filing and have the following comments.
We may have additional comments upon completion of our engineering review. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2. We will need time to review all new disclosure, including the intended price range. Similarly, we will need time to review all omitted appendices and exhibits, including schedules. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly.
Examples
include the following:

* underwriting agreement;
* any material contracts, including those relating to the acquisition of the Kinta area gathering assets and the Bakken acquisition;
* the legality and tax opinions;
* the credit facility for Hiland Holdings and the amended credit facility for Hiland Partners;
* all related party contracts including the non-competition agreement among Hiland Holdings, Hiland Partners GP, LLC and Hiland
Partners,
and the Acquisition Agreement; and
* the amended partnership agreement for Hiland Holdings.

Cover Page of Prospectus

3. Expand the first bullet point to make clear that on a pro forma basis, you would not have generated enough cash as of the most recent fiscal year end to pay the full distribution amount. Please also include this information in a separate risk factor.

Prospectus Summary page 2

4. We note your disclosure indicates that your general partner does not have an economic interest in Hiland Holdings GP LP although you also indicate that the general partner owns a 2% controlling interest. Please revise your disclosure to more accurately describe the limitations of your general partner`s unit rights and preferences and clarify or remove your reference to economic interest to avoid investor confusion

5. Confirm whether or not any units have or will have cash redemption features and describe these features, in detail.

6. We note your organizational chart on page 6 indicating that you will own a 49% limited partnership interest in Hiland Partnership LP while disclosing on page 69 and elsewhere in your document that you will own a 57.1% limited partnership interest in Hiland Partners LP.
Please explain why your disclosures appear to differ and revise your document as necessary.

Summary Historical and Pro Forma Financial and Operating Data,
page
24

7. We note your disclosure of the measure Adjusted EBITDA and that it appears to exclude recurring charges other than interest, taxes and depreciation and amortization, which you characterize as a performance measure. Please remove your disclosure of this measure throughout your document or demonstrate why it is appropriate to present this metric in your document. Refer to Item 10(e)1.ii.B of
Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Risk Factors, page 29

8. Please clarify explicitly in a risk factor that the proceeds of this offering will be used to make distributions to affiliates
(identifying the affiliates) and to repay debt and not to grow your business.

Risks Inherent in an Investment in Us

"In the future, we may not have sufficient cash...," page 30

9. Please expand this risk factor to clearly state that you are estimating you will be able to pay $15.1 million in total distributions only through the twelve month period ending June 30, 2007.

Risks Related to Conflicts of Interest

"Our general partner has a limited call right...," page 48

10. We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Our Cash Distribution Policy and Restrictions on Distributions,
page
55

11. Please expand your disclosure to indicate, if true, that the partnership has no prior operational history and as such you do not have a historical basis to rely upon to determine whether you will have sufficient available cash to pay distributions.

12. We note your net cash provided by operating activities for the
12
months ended March 31, 2006 significantly differs from that for the year ended December 31, 2005 and in relation to other periods presented on Form 10-Q for of Hiland Partners LP. Please demonstrate how the pro forma net cash provided by operating activities for the
12 months ended March 31, 2006 was derived from the historical results of Hiland Partners GP LLC as indicated in your disclosure. Expand your disclosure to describe, in detail, the factors underlying the significant variation.

Estimated Cash Available for Distributions, page 64

13. We note the decrease in expansion capital expenditures for the twelve months ending June 30, 2007 as compared to the expenditures for the year ended December 31, 2005 and the twelve months ended March 31, 2006 set forth on page 60 and your discussion in note 4 to this table. This decrease in capital expenditures appears to conflict with your description of Hiland Partners as a "growth oriented" energy partnership on page 106, and the planned increase in
Hiland Partners` credit facility discussed on page 107. Please expand your discussion to address this and quantify the impact on cash available for distribution if Hiland Partners pursues additional acquisitions.

14. Clarify whether the general partner has absolute discretion with regard to expenses and the establishment of reserves, or if it is limited by standards of reasonableness or other restraints. Also summarize all material restrictions or limitations on the payment of distributions that your debt instruments or other agreements contain.

15. We note your tabular presentation of your estimated cash available to pay distributions presented for the 12 months ending June 30, 2007. Please clarify why you have not presented the tabular computation for the 12 months ended March 31, 2007, which would seem consistent with the 12 month period ended March 31, 2006 presented in your pro forma available cash estimate on page 60. Tell us whether the results of your estimated cash available to pay distributions would vary significantly had you computed your estimate for the 12 months ended March 31, 2007.

16. Expand your disclosure to clarify whether or not your business is subject to seasonal fluctuations and how this may impact cash available to pay distributions.

Management Discussion and Analysis of Financial Condition and
Results
of Operations, page 75

17. Please explain why you have disclosed in your management`s discussion and analysis your tabular pro forma presentation of cash distributions which you would have received had Hiland Partners LP distributed cash for the periods presented. We may have further comment.

Our Results of Operations, page 86

18. We note that you have labeled your operating data presenting sales volumes of Natural gas and NGL on a per day basis as "unaudited." Please clarify to what extent this information is unaudited.

Capital Requirements, page 96

19. We note you have entered into future gas purchase arrangements as disclosed on page F-36. Please clarify whether these obligation have been included in your table of contractual obligations or tell us why this presentation would not be required. Refer to Item 303(a)5(i) of
Regulations S-K.

Business of Hiland Holdings GP, LP, page 104

20. Please summarize the principal terms of the new credit facility.
Indicate the expected use of proceeds from any borrowings.

Management

Hiland Holdings GP, LP, page129

General

21. State how much time the executive officers of the general partner will devote to the business of the registrant.

Compensation of Directors, page 132

22. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner.

Executive Officer Compensation, page 132

23. Please provide investors with a clear understanding of the nature and amount of executive officer compensation that will be allocated to your business.

Certain Relationships and Related Party Transactions Unaudited Pro Forma Consolidated Financial Statements, F-2

24. Expand your introductory discussion of your pro forma financial information to clearly describe what the pro forma presentation depicts including the entities, and the nature and terms of the transactions. Refer to Rule 11-02(b)(2) of Regulation S-X.

25. Separately present the proportionate equity interests of your limited and general partners on the face of your pro forma financial statements.

Note 1 Basis of Presentation, the Initial Public Offering and
Other
Transactions, F-6

26. Please clarify why you have included the effects of common unit offerings of Hiland Partners LP, including the IPO of Hiland Partners
LP, as if these transactions occurred as of January 1, 2005. In this regard it appears that these transactions are not directly attributable or relevant to the pro forma transactions which you have presented. Refer to Rule 11-02(b)(6) of Regulation S-X.

Note 2 Pro Forma Adjustments and Assumptions

27. We note your disclosure under item (f) in which it appears that the value attributed to the portion of property and equipment purchased from Hiland Partners LLC, which received a step-up in basis, was determined using a replacement cost less estimated depreciation. Please confirm that these assets were recorded at fair value as defined under Appendix F of SFAS 141, if true, or otherwise advise.

Note 3 Pro Forma Net Income Per Unit, page F-8

28. Please tell us and disclose your policy concerning the application of the two class method or explain why you believe this method would not apply. Refer to EITF 03-6.

Hiland Partners GP, LLC and Subsidiaries Financial Statements

General

29. Please monitor your financial information for updating requirements as provided by Rule 3-12 of Regulation S-X.

Consolidated Statement of Changes in Owners` Equity and
Comprehensive
Income, page F14

30. Please revise your presentation of owners` equity to separately present the proportionate equity interests of and related changes in the limited and general partners units. Likewise revise your balance sheet presentation of owners` equity.

31. Please explain why you have presented "assets not contributed to subsidiary" in your statement of owners` equity. We note that this disclosure relates to your presentation on page F-27. Please clarify your presentation and accounting for this transaction.

32. Please disclose and describe in further detail the transaction in which you have recorded a "reclassification of predecessor equity to general partner and minority interest upon formation of Company and subsidiary." We believe you may need to rephrase your current description and add additional disclosure in order to provide investors with a clear understanding of this event.

Comprehensive Income (Loss) page F-19

33. We note that Hiland Partners LP is a wholly consolidated entity.
Please clarify for us the authoritative accounting guidance consistent with your disclosure indicating that you only record changes in the fair value of cash flow hedges to the extent of your
2% interest in Hiland Partners LP.

Recent Accounting Pronouncements, F-26

34. We note that your financial statement disclosures do not address your policy concerning buy/sell arrangements or management`s assessment of the impact of EITF 04-13. Please confirm whether you enter into buy/sell arrangements and to the extent necessary expand your disclosure to the extent you believe would be responsive to the disclosure requirements set-forth in our Industry Letter on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm.

Note 2 HPLP Equity Transactions and Contribution of Assets, F-27

35. We note you have presented predecessor balance sheets of Continental Gas, Inc., and Hiland Partners, LLC with certain eliminating adjustments for assets not assumed in the acquisition of these operations. Please explain why you believe this presentation is in conformity with all the disclosure requirements of paragraphs
55-57 of SFAS 141, or what authoritative literature you have applied, and revise your disclosure as necessary.

36. We note your disclosure indicating that certain common units were redeemed following Hiland Partners LP`s initial public offering.
Please confirm whether any subordinate or common units have redemption features and fully disclose the terms of the redemption terms.

Note 5 Derivatives, F-34

37. We note you have summarized the notional amounts and terms of your derivative instruments as of March 31, 2006. As such, please
provide similar disclosures as of December 31, 2005.   Please also
clarify whether or not the interim information is unaudited.
Refer
to paragraph 45(b) of SFAS 133

Note 7 Commitments and Contingencies, page F-42

38. We note from your disclosure that you are a party, or may be a party, by matter, to various regulatory proceedings and claims. Please expand your disclosure to conclude using terms defined in paragraph 3 of SFAS 5. We believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

Note 10 Business Segments, page F-41

39. We note your disclosure indicating that you evaluate the performance of your segments and allocate resources to them based on operating income. Please clarify and disclose whether you also consider segment margins when allocating resource.

Note 14 Subsequent Events, page F-45

40. We note you have presented production volumes related to the Kinta Area assets in Mcf although you generally refer to volume production in terns of MMBtu. Please use a consistent reference metric to volume and expand you glossary disclosure to indicate the
MMbtu to Mcf equivalent.

Related Party Transactions Involving Hiland Partners

Distributions and Payments to Hiland Partners` General Partner and its Affiliates, page 143

41. Please disclose the amounts paid to Continental Resources to date with respect to the general and administrative services provided to
Hiland Partners. Likewise, clarify the affiliation between the company and each of Continental Resources, and Complete Production Services, Inc.

Underwriting, page 207

42. If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jonathan Duersch at (202) 551-3719 or in his absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Donna Levy, at (202) 551-3292 or the undersigned at
(202) 551-3685 with any other questions.

							Sincerely,


							Tangela Richter
							Legal Branch Chief
cc: 	via facsimile

      Douglas E.  McWilliams, Esq.
      J. Duersh
      D. Levy




Mr. Randy Moeder
June 23, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05